UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sierra Oncology, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
82640U 10 7
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VII LLC OrbiMed Genesis GP LLC OrbiMed Capital LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 31, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82640U 10 7

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,044,753 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,044,753 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,044,753 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 15.3% (2)
14		Type of Reporting Person (See Instructions) IA

(1)	This total consists of: (i) 1,738,066 shares of the common stock (the “Common Stock”) of Sierra Oncology, Inc. (the “Issuer”) and (ii) 1,306,687 shares of Common Stock issuable upon the exercise of Series A warrants.
(2)	This percentage is calculated based upon 18,573,028 shares of Common Stock outstanding, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 27, 2022 and giving effect to the additional 1,306,687 shares of Common Stock that would be outstanding following the exercise of Series A warrants as reported above.

CUSIP No. 82640U 10 7

1		Names of Reporting Persons. OrbiMed Capital GP VII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,647,612 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,647,612 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,647,612 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 13.4% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	This total consists of: (i) 1,511,362 shares of the common stock (the “Common Stock”) of Sierra Oncology, Inc. (the “Issuer”) and (ii) 1,136,250 shares of Common Stock issuable upon the exercise of Series A warrants.
(2)	This percentage is calculated based upon 18,573,028 shares of Common Stock outstanding, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 27, 2022 and giving effect to the additional 1,136,250 shares of Common Stock that would be outstanding following the exercise of Series A warrants as reported above.

CUSIP No. 82640U 10 7

1		Names of Reporting Persons. OrbiMed Genesis GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 397,141 (1)
	8	Shared Voting Power
	9	Sole Dispositive Power 397,141 (1)
	10	Shared Dispositive Power
11		Aggregate Amount Beneficially Owned by Each Reporting Person 397,141 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 2.1% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	This total consists of: (i) 226,704 shares of the common stock (the “Common Stock”) of Sierra Oncology, Inc. (the “Issuer”) and (ii) 170,437 shares of Common Stock issuable upon the exercise of Series A warrants.
(2)	This percentage is calculated based upon 18,573,028 shares of Common Stock outstanding, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 27, 2022 and giving effect to the additional 170,437 shares of Common Stock that would be outstanding following the exercise of Series A warrants as reported above.

CUSIP No. 82640U 10 7

1		Names of Reporting Persons. OrbiMed Capital LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 397,141 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 397,141 (1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 397,141 (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 2.1%*
14		Type of Reporting Person (See Instructions) IA

(1)	This total consists of: (i) 226,704 shares of the common stock (the “Common Stock”) of Sierra Oncology, Inc. (the “Issuer”) and (ii) 170,437 shares of Common Stock issuable upon the exercise of Series A warrants.
(2)	This percentage is calculated based upon 18,573,028 shares of Common Stock outstanding, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 27, 2022 and giving effect to the additional 170,437 shares of Common Stock that would be outstanding following the exercise of Series A warrants as reported above.

Item 1.  Security and Issuer

This Amendment No. 2 to Schedule 13D supplements and amends the Statement of Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP VII LLC, OrbiMed Global Healthcare GP LLC (“OrbiMed Global Healthcare”), and OrbiMed Capital LLC originally filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019 and amended by Amendment No. 1 thereto filed with the SEC on November 5, 2021 (“Amendment No. 1”). The Statement relates to the common stock, par value $0.001 per share (the “Shares”) of Sierra Oncology, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 885 West Georgia Street, Suite 2150, Vancouver, BC V6C 3E8.  The Shares are listed on the NASDAQ Global Market under the ticker symbol “SRRA”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On January 31, 2022, the Issuer completed a public offering pursuant to which the Issuer agreed to issue and sell to the participants 4,074,075 Shares (the “Offering”) at a price to the public of $27.00, as well pre-funded warrants to purchase 925,925 Shares. In addition, the Issuer granted the underwriters an option to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 750,000 Shares. The Reporting Persons (as defined below) did not participate in the Offering. As a result of the Offering, the Issuer’s total number of outstanding Shares increased to 18,573,028 (the “Outstanding Share Increase”). As a result of the Outstanding Share Increase, the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer since the filing of Amendment No. 1.

In addition, on January 26, 2022, the Reporting Persons exercised their Series B Warrants at an exercise price of $13.20 per share. Because the Reporting Persons had previously reported the Series B Warrants on Amendment No. 1, the exercise of the Series B Warrants did not change the beneficial ownership of the Reporting Persons with respect to the Shares.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VII LLC (“OrbiMed GP”), OrbiMed Genesis GP LLC (“Genesis GP”), and OrbiMed Capital LLC (“OrbiMed Capital”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Genesis GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  Genesis GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser of certain entities as more particularly described in Item 6 below.  OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Capital, OrbiMed GP, and Genesis GP are set forth on Schedules I, II, III and IV, respectively, attached hereto.  Schedules I, II, III and IV set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The source of the funds for the exercise of the Series B Warrants was the working capital of OrbiMed Private Investments VII, LP (“OPI VII”), OrbiMed Genesis Master Fund, L.P. (“Genesis”), and OrbiMed Partners Master Fund Limited (“OPM”).

Item 4.  Purpose of Transaction

The Shares were initially acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 18,573,028 outstanding Shares of the Issuer, as set forth in the Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on January 27, 2022 and giving effect to an additional 1,477,124 Shares that may be issued upon the exercise of Series A Warrants.

As of the date of this filing, OPI VII, a limited partnership organized under the laws of Delaware, holds 1,511,362 Shares and is the beneficial owner of an additional 1,136,250 Shares that may be issued upon the exercise of Series A Warrants. Such Shares constitute approximately 13.4% of the issued and outstanding Shares.  OrbiMed GP is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP.  As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII.  OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VII.

As of the date of this filing, Genesis, a limited partnership organized under the laws of the Cayman Islands, holds 226,704 Shares and is the beneficial owner of an additional 170,437 Shares that may be issued upon the exercise of Series A Warrants. Such Shares constitute approximately 2.1% of the issued and outstanding Shares.  Genesis GP is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of Genesis GP, pursuant to the terms of the limited liability company agreement of Genesis GP.  As a result, OrbiMed Advisors and Genesis GP share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

As of the date of this filing, OPM, an exempted company organized under the laws of Bermuda, holds 226,704 Shares and is the beneficial owner of an additional 170,437 Shares that may be issued upon the exercise of Series A Warrants. Such Shares constitute approximately 2.1% of the issued and outstanding Shares.  OrbiMed Capital is the investment advisor of OPM. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by OPM and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by OPM.  OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons.  OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPM.

(c) Other than as described in Item 1, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The terms and provisions of the Series A Warrants are qualified by the full text of the Series A Warrant, which is filed as Exhibit 2 to this Statement and incorporated herein by reference.

Mona Ashiya (“Ashiya”), an employee of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and OrbiMed GP may have the ability to affect and influence control of the Issuer. From time to time, Ashiya may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and OrbiMed GP, Ashiya is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and OrbiMed GP, which will in turn ensure that such securities or economic benefits are provided to OPI VII.

Lock-up Agreement

In connection with the Offering, OPI VII, Genesis, OPM and Ashiya entered into a lockup agreement (the “Lock-up Agreement”) with the Issuer’s underwriters pursuant to which, among other things, each of these stockholders agreed not to, except in limited circumstances, directly or indirectly (i) sell, offer to sell, contract to lend, pledge, hypothecate, grant any security interest in, transfer or dispose of any Shares, and (ii) effect any short sale, establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Shares, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic risk of ownership of a Share, whether or not such transaction is to be settled by delivery of Shares, other securities, cash or other consideration, from the date of the final prospectus supplement for the Offering until 90 days from the date of the final prospectus supplement for the Offering.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Lock-up Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, OrbiMed Genesis GP LLC, and OrbiMed Capital LLC.
2.	Form Series A Warrant to Purchase Common Stock (filed as Exhibit 4.1 to the Issuer’s current report on Form 8-K as filed with the Commission on November 7, 2019 (SEC File No. 333-225650) and incorporated herein by reference).
3	Form of Lock-Up Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2022	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VII LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Title: Member of OrbiMed Advisors LLC
ORBIMED GENESIS GP LLC

By: / ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL LLC

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Title: Member

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC
David P. Bonita	Member	Member OrbiMed Advisors LLC
Peter A. Thompson	Member	Member OrbiMed Advisors LLC
Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC
Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Capital LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Capital LLC

W. Carter Neild	Member	Member OrbiMed Capital LLC

Geoffrey C. Hsu	Member	Member OrbiMed Capital LLC

C. Scotland Stevens David P. Bonita	Member Member	Member OrbiMed Capital LLC Member OrbiMed Capital LLC
Peter A. Thompson	Member	Member OrbiMed Capital LLC
Matthew S. Rizzo	Member	Member OrbiMed Capital LLC
Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Capital LLC

SCHEDULE III

The business and operations of OrbiMed Capital GP VII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Genesis GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, OrbiMed Genesis GP LLC, and OrbiMed Capital LLC.
2.	Form Series A Warrant to Purchase Common Stock (filed as Exhibit 4.1 to the Issuer’s current report on Form 8-K as filed with the Commission on November 7, 2019 (SEC File No. 333-225650) and incorporated herein by reference).
3	Form of Lock-Up Agreement